S.L. Reed & Company
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	83,899
Receivable from clearing organization		41,407
Receivables from affiliate		16,200
Deposit with clearing organization		143,199
Prepaid expense		17,894
Total assets	$	302,599

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	36,970
Commissions payable		14,649
Total liabilities		51,619

Stockholder's equity

Common stock, no par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding		5,000
Additional paid-in capital		197,850
Retained earnings		48,130
Total stockholder's equity		250,980
Total liabilities and stockholder's equity	$	302,599